Paul Hastings LLP

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April 5, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on February 10, 2023 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 102 (the “Amendment”), which contained proposed disclosure with respect to one new series of the Registrant that will be operated as an actively managed exchange traded fund (the “Korea ETF”) after the proposed reorganization of an existing mutual fund, the Matthews Korea Fund (the “Korea Fund”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Amendment, unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment shortly after the date of this letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1.	Comment: Please confirm that no sales of the Korea ETF’s shares from the Registration Statement will be made until after the conversion of the Korea Fund into the Korea ETF occurs.

Response: Comment accepted and confirmed.

2.

Comment: With respect to the table disclosing the Korea ETF’s operating expenses, please confirm that the Korea Fund’s existing share classes will be combined into one share class before the conversion.

Response: Comment accepted. The Registrant will effectively convert the Korea Fund’s Investor Class shares into its Institutional Class shares immediately before the reorganization of the Korea Fund into the Korea ETF. The Registrant’s Form N-14 filing will contain more detailed disclosure with respect to the proposed reorganization.

Securities and Exchange Commission

April 5, 2023

3.

Comment: Under “Principal Investment Strategy,” please explain why the criteria for an issuer’s inclusion in the Korea ETF’s primary benchmark index (the Korea Composite Stock Price Index) is sufficient to show economic ties to South Korea to be considered to be located in South Korea.

Response: Comment acknowledged. This benchmark index, also referred to as the “KOSPI,” is a market capitalization weighted index that includes companies that are traded on and approved by the Korea Exchange using various minimum criteria such as sales, shareholders’ equity, market capitalization, governance standards and compliance with accounting regulations. The Registrant has reviewed the constituent companies in the KOSPI and has determined that they all have substantial economic ties to Korea (substantially consistent with the other expressed criteria by the Korea ETF’s criteria) as well as having the Korea Exchange serving as an important trading market for their securities. The Registrant will also add the MSCI Korea Index as a secondary benchmark index for the Korea ETF.

4.

Comment: If the Korea ETF will invest in unsponsored depositary receipts as a principal strategy, please disclose that under the “Principal Investment Strategy” section and disclose under “Principal Risks” the risks associated with that investment.

Response: Comment acknowledged. The Registrant confirms that investments in unsponsored depositary receipts do not constitute a principal strategy of the Korea ETF and, therefore, that type of investment is not disclosed as a principal strategy or principal risk.

5.

Comment: Because the Korea ETF’s principal strategy does not involve investing in frontier markets, please delete the references to frontier markets under the “Principal Risks” section (see pages 2 and 9).

Response: Comment accepted. The Registrant will remove that reference to frontier markets with respect to the Korea ETF.

6.

Comment: Under the “Past Performance” section of the prospectus summary, please disclose the performance of the Korea Fund because the Korea ETF will result from the conversion of the Korea Fund. Please add appropriate disclaimers with respect to the conversion.

Response: Comment accepted. The Registrant will add that disclosure accordingly.

7.

Comment: Under “Portfolio Managers,” please delete from the prospectus summary any named portfolio manager (someone with the “Co-Manager” title) who is not primarily responsible for the day-to-day management of the Korea ETF. Please see Item 5(b) of Form N-1A, which allows disclosure of only those portfolio managers who are primarily responsible. Portfolio managers who are not primarily responsible can optionally be disclosed later in the statutory prospectus rather than in the prospectus summary under Item 5.

Response:    Comment acknowledged. Rather than deleting the named Co-Manager from the prospectus summary, the Registrant will describe the role of the Co-Manager as primarily responsible for the Korea ETF, and will take that requirement into consideration when designating a portfolio manager as a “Co-Manager.” Accordingly, the Registrant will state under that item that a Co-Manager also is primarily responsible for portfolio management.

Securities and Exchange Commission

April 5, 2023

8.	Comment: Please consider revising the current heading “Fundamental Investment Policies” on page 6 because the following paragraph refers to both the investment objective and the investment policy.

Response:     Comment accepted. The Registrant will revise that heading to read “Non-Fundamental Investment Objective and Policies.”

9.

Comment: Please remove the reference to the risks of “frontier markets” in the section describing principal risks because investments in frontier markets are not part of the principal strategies for this fund.

Response:     Comment accepted. The Registrant will remove that risk disclosure.

10.

Comment: In the portfolio manager disclosure on page 14, please conform this disclosure to the portfolio manager section in the prospectus summary by deleting the co-managers who are not primarily responsible for managing the portfolio.

Response:     Comment acknowledged. As described in the response to comment number 7, rather than deleting the named Co-Manager from the prospectus summary, the Registrant will describe the role of the Co-Manager as primarily responsible for the Korea ETF, and will take that requirement into consideration when designating a portfolio manager as a “Co-Manager.” Accordingly, the Registrant will state under that item that a Co-Manager also is primarily responsible for portfolio management.

11.	Comment: The Financial Highlights on page 18 should include information with respect to the Korea Fund because the Korea ETF will be the successor fund.

Response:     Comment accepted. The Registrant will include financial highlights with respect to the Korea Fund and note that they reflect information with respect to that fund.

12.

Comment: On the cover of the Statement of Additional Information, please disclose that the audited financial statements for the Korea Fund are incorporated by reference to the annual report for that fund.

Response:     Comment accepted. The Registrant will add that disclosure.

13.

Comment: In the Statement of Additional Information, please disclose the portion of the proposed unitary management fee of 0.79% that constitutes the advisory fee rate as would be necessary to show the method of calculating the advisory fee, as required by Item 19(a)(3) of Form N-1A.

Response:     Comment acknowledged. The Registrant respectfully maintains that its existing disclosure complies with that requirement by specifying the management fee rate, which is a unitary fee that include advisory services. Neither Form N-1A, nor any other part of the Investment Company Act of 1940, as amended, or related rules, requires that the Statement of Additional Information separately break-out and disclose the portion of a unitary fee that is attributable to advisory services. Disclosing the rate of the unitary fee is sufficient to show the method of calculation of the advisory fee for purposes of Item 19(a)(3).

Securities and Exchange Commission

April 5, 2023

14.	Comment: Please update the title of the signatory on the next post-effective amendment to specify that the Principal Accounting Officer is also the Principal Financial Officer.

Response:    Comment accepted. The Registrant will revise that title on the signature page accordingly.

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC